UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Consolidated Communications Holdings, Inc.
(Name of the Issuer)

Consolidated Communications Holdings, Inc.
Condor Holdings LLC
Condor Merger Sub Inc.
Searchlight III CVL, L.P.
Searchlight III CVL GP, LLC

Eric Zinterhofer

(Names of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

209034107
(CUSIP Number of Class of Securities)

J. Garrett Van Osdell
Chief Legal Officer
Consolidated Communications Holdings, Inc.
2116 South 17th Street
Mattoon, Illinois 61938-5973
(217) 235-3311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With copies to

Robert I. Townsend, III O. Keith Hallam, III Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019 (212) 474-1000	Steven A. Cohen Victor Goldfeld Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Ryan J. Maierson Ryan J. Lynch Latham & Watkins LLP 811 Main Street Houston, TX 77002 (713) 546-7420

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”), which amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2023 (as amended by Amendment No. 3 filed with the SEC on January 24, 2024, Amendment No. 2 filed with the SEC on December 18, 2023 and Amendment No. 1 filed with the SEC on December 13, 2023, together with the exhibits hereto, the “Schedule 13E-3” or “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.01 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Condor Holdings LLC, a Delaware limited liability company (“Parent”), (iii) Condor Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Searchlight III CVL, L.P., a Delaware partnership and the sole member of Parent (“Searchlight III CVL”), (v) Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP”) and (vi) Eric Zinterhofer, the sole member of Searchlight III CVL GP. Parent, Merger Sub, Searchlight III CVL and Searchlight III CVL GP are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.

On October 15, 2023, the Company entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Parent and Merger Sub, pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a wholly owned subsidiary of Searchlight III CVL.

In connection with the Merger Agreement, Parent has obtained equity financing commitments from British Columbia Investment Management Corporation, in respect of a pooled investment portfolio formed under the Pooled Investment Portfolios Regulation (British Columbia) and known as the “2020 Private Equity Fund” (“BCI”) and certain affiliates of Parent (together with BCI, the “Guarantors”) in an aggregate amount of $370,000,000 to fund the transactions contemplated by the Merger Agreement (the “Equity Commitment Letters”). The consummation of the Merger is not subject to a financing condition. The Company is entitled to specific performance, subject to the terms and conditions of the Merger Agreement and the applicable equity commitments, to require each Guarantor to fund its respective equity commitment and Parent to close the Merger, if, among other things, all closing conditions are met. In addition, concurrently with the execution of the Merger Agreement, each of the Guarantors also entered into a limited guaranty with the Company (the “Limited Guaranties”) pursuant to which the Guarantors have each provided a limited guaranty with respect to the payment of their pro rata portion of certain payment obligations of Parent and Merger Sub that may be owed to the Company under the Merger Agreement up to the applicable aggregate amount set forth in the Limited Guaranties.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Parent, Merger Sub, or any subsidiary of the Company or Parent, (ii) held by the Company as treasury shares or (iii) held by any person who properly exercises appraisal rights under Delaware law (collectively, the “Excluded Shares”)) shall be converted into the right to receive an amount in cash equal to $4.70 per share, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law.

In addition, pursuant to the Merger Agreement, at the Effective Time, (i) each award of restricted shares of Company common stock subject to time-based vesting conditions that is held by a non-employee director or by certain affiliates of Parent (each, a “director Company RSA”) will vest and be converted into the right to receive a cash payment equal to (a) the Merger Consideration multiplied by (b) the number of shares of Company common stock subject to such director Company RSA, (ii) each other award of restricted shares of Company common stock that remains subject solely to service-based vesting conditions (each, a “Company RSA”) will be converted into an award representing the right to receive an amount in cash (without interest) (a “contingent cash award”) with a value equal to (a) the Merger Consideration multiplied by (b) the number of shares of Company common stock subject to such Company RSA and (iii) each performance-based award of restricted shares of Company common stock (each, a “Company PSA”) will be converted into a contingent cash award with a value equal to (a) the Merger Consideration multiplied by (b) the number of shares of Company common stock subject to such Company PSA. The number of shares of Company common stock subject to a Company PSA will be determined based on the number of shares of Company common stock that would have been earned under such Company PSA based on the actual level of achievement of the performance goals (other than the total shareholder return modifier, which will be deemed to be achieved at the target level (i.e., 100%)) through the end of the performance period (as determined by the board of directors of the surviving corporation (or the appropriate committee thereof) in reasonable good faith).

Each contingent cash award will be subject to the same terms and conditions (other than the total shareholder return modifier), including vesting conditions, applicable to the underlying Company RSA or Company PSA from which it was converted (including any accelerated vesting terms and conditions).

Concurrently with the execution of the Merger Agreement, the Company entered into a voting agreement (the “Voting Agreement”) with Searchlight III CVL, which, directly or indirectly, beneficially owns approximately 33.8% of the outstanding Shares, pursuant to which, among other things, Searchlight III CVL has agreed to vote (or cause to be voted) all of the Shares held by Searchlight III CVL or Searchlight Capital Partners, L.P. in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

On December 18, 2023, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, which was further amended and supplemented by the filing of definitive additional materials under Regulation 14A on January 24, 2024 (the “Supplement”, a copy of which is attached hereto as Exhibit (a)(2)(iv)), relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and cast an advisory (non-binding) vote to approve the compensation that may be paid or become payable to the named executive officers of the Company in connection with the consummation of the Merger. The adoption of the Merger Agreement will require the affirmative vote (in person or by proxy) of the holders of (a) a majority of the voting power represented by the Shares that are entitled to vote thereon in accordance with the Delaware General Corporation Law (the “DGCL”) and (b) a majority of the voting power represented by the Shares that are entitled to vote thereon in accordance with the DGCL and held by Unaffiliated Stockholders (as defined in the Proxy Statement). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference.

The board of directors of the Company (the “Board”) formed a special committee of independent and disinterested members of the Board (the “Special Committee”) to, among other things, evaluate the Merger, and the Special Committee has unanimously determined that it was fair to and in the best interests of the Company and the Unaffiliated Stockholders for the Company to enter into the Merger Agreement and unanimously recommended that the Board: (i) approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) approve the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) direct that the Merger Agreement be submitted to the holders of Shares entitled to vote thereon for its adoption and (iv) recommend the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement by the holders of Shares.

The Board, acting upon the recommendation of the Special Committee, by unanimous vote of those directors present at a special meeting of the Board (excluding the Searchlight Directors, who recused themselves), determined that it was fair to and in the best interests of the Company and the Unaffiliated Stockholders for the Company to enter into the Merger Agreement and approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and (i) approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (ii) directed that the Merger Agreement be submitted to the holders of Shares entitled to vote thereon for its adoption and (iii) recommended the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement by the holders of Shares.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

(c)            Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On January 31, 2024, at the Special Meeting, the Company’s stockholders voted to approve (i) a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”), (ii) a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of the Company in connection with the consummation of the Merger and (iii) a proposal to approve any adjournment of the Special Meeting, if necessary, to solicit additional proxies if there were insufficient votes in favor of the Merger Agreement Proposal at the time of the Special Meeting.

The Merger Agreement Proposal was approved by the affirmative vote (in person or by proxy) of the holders of (a) a majority of the voting power represented by the outstanding Shares that were entitled to vote thereon in accordance with the DGCL and (b) a majority of the voting power represented by the outstanding Shares that were entitled to vote thereon in accordance with the DGCL and held by Unaffiliated Stockholders. Each Company stockholder was entitled to one vote per Share held by such stockholder on the record date.

The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)*	Definitive Proxy Statement of Consolidated Communications Holdings, Inc. (included in the Schedule 14A filed on December 15, 2023, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)*	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)*	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)*	Definitive Additional Materials to the Proxy Statement of Consolidated Communications Holdings, Inc. (included in the Schedule 14A filed on January 24, 2024 and incorporated herein by reference) (the “Supplement”)
(a)(2)(v)*	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(5)(i)*	Press Release, dated October 16, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(a)(5)(ii)*	Investor Presentation (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(a)(5)(iii)*	Press Release, dated as of December 27, 2023 (included in the Schedule 14A filed on December 27, 2023 and incorporated herein by reference).
(a)(5)(iv)*	Press Release, dated as of January 3, 2024 (included in the Schedule 14A filed on January 3, 2024 and incorporated herein by reference).
(a)(5)(v)*	Investor Presentation, dated as of January 10, 2024 (included in the Schedule 14A filed on January 10, 2024 and incorporated herein by reference).
(a)(5)(vi)*	Investor Presentation, dated as of January 10, 2024 (included in the Schedule 14A filed on January 11, 2024 and incorporated herein by reference).
(a)(5)(vii)*	Press Release, dated as of January 11, 2024 (included in the Schedule 14A filed on January 11, 2024 and incorporated herein by reference).
(a)(5)(viii)*	Press Release, dated as of January 19, 2024 (included in the Schedule 14A filed on January 19, 2024 and incorporated herein by reference).
(a)(5)(ix)*	Press Release, dated as of January 22, 2024 (included in the Schedule 14A filed on January 22, 2024 and incorporated herein by reference).
(a)(5)(x)*	Press Release, dated as of January 23, 2024 (included in the Schedule 14A filed on January 23, 2024 and incorporated herein by reference).
(c)(i)*	Opinion of Rothschild & Co US Inc., dated as of October 15, 2023
(c)(ii)*	Discussion materials prepared by Rothschild & Co US Inc., dated May 16, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(iii)*	Discussion materials prepared by Rothschild & Co US Inc., dated June 6, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(iv)*	Discussion materials prepared by Rothschild & Co US Inc., dated June 22, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.

(c)(v)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 6, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(vi)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 13, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(vii)*	Discussion materials prepared by Rothschild & Co US Inc., dated September 23, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(viii)*	Discussion materials prepared by Rothschild & Co US Inc., dated October 14, 2023, for the Special Committee of the Board of Directors of Consolidated Communications Holdings, Inc.
(c)(ix)*	Discussion materials prepared by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dated March 15, 2023, for Condor Holdings LLC, Condor Merger Sub Inc., Searchlight III CVL, L.P. and Searchlight III CVL GP, LLC
(d)(i)*	Agreement and Plan of Merger, dated October 15, 2023, by and among Condor Holdings LLC, Condor Merger Sub Inc. and Consolidated Communications Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(d)(ii)*	Voting Agreement, dated October 15, 2023, by and between Consolidated Communications Holdings, Inc., and Searchlight III CVL, L.P (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 16, 2023).
(d)(iii)*	Interim Investors’ Agreement, dated October 15, 2023, by and between Condor Holdings LLC, Condor Merger Sub Inc., Searchlight Capital III, L.P., Searchlight III CVL, L.P and British Columbia Investment Management Corporation.
(d)(iv)*	Equity Commitment Letter, dated October 15, 2023, by and between Condor Holdings LLC, Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P.
(d)(v)*	Limited Guaranty, dated October 15, 2023, by and between Consolidated Communications Holdings, Inc., Searchlight Capital III, L.P. and Searchlight Capital III PV, L.P.
(d)(vi)*	Governance Agreement, dated as of September 13, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on September 13, 2020).
(d)(vii)*	Registration Rights Agreement, dated as of October 2, 2020, by and between Consolidated Communications Holdings, Inc. and Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on October 2, 2020).
(d)(viii)*	Waiver, dated as of November 22, 2022, made by Searchlight III CVL, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Consolidated Communications Holdings, Inc. with the Commission on November 22, 2022).
(f)	Section 262 of the DGCL (included in the Definitive Proxy Statement and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:	/s/ C. Robert Udell, Jr.

Name:	C. Robert Udell, Jr.
Title:	President and Chief Executive Officer

Date: February 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONDOR HOLDINGS LLC

By: Searchlight III CVL L.P., its sole member
By: Searchlight III CVL GP, LLC, its general partner

By:	/s/ Andrew Frey

Name:	Andrew Frey
Title:	Authorized Person

Date: February 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONDOR MERGER SUB INC.

By:	/s/ Andrew Frey

Name:	Andrew Frey
Title:	Authorized Person

Date: February 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARCHLIGHT III CVL, L.P.

By: Searchlight III CVL GP, LLC, its general partner

By:	/s/ Andrew Frey

Name:	Andrew Frey
Title:	Authorized Person

Date: February 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey

Name:	Andrew Frey
Title:	Authorized Person

Date: February 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Eric Zinterhofer

Eric Zinterhofer

Date: February 1, 2024